UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

THE GOLDFIELD CORPORATION

(Name of Subject Company (Issuer))

FR UTILITY SERVICES MERGER SUB, INC.

(Offeror)

A direct wholly owned subsidiary of

FR UTILITY SERVICES, INC.

(Parent of Offeror)

FIRST RESERVE FUND XIV, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

381370105

(CUSIP Number of Class of Securities)

Anne E. Gold

FR Utility Services Merger Sub, Inc.

290 Harbor Drive

Stamford, CT 06902

(203) 661-6601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael T. Holick

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$173,967,738	$18,979.89

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 24,522,534 shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”) issued and outstanding multiplied by the offer price of $7.00 per share, and (ii) 330,000 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $7.00 per share. The foregoing share figures have been provided by Goldfield and are as of November 30, 2020, the most recent practicable date.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $18,979.89	Filing Party: FR Utility Services Merger Sub, Inc.

Form of Registration No.: Schedule TO-T (File No. 005-31632)	Date Filed: December 1, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission on December 1, 2020 by (i) FR Utility Services, Inc., a Delaware corporation (“Parent”), (ii) FR Utility Services Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and (iii) First Reserve Fund XIV, L.P., a Cayman Islands limited partnership, or an affiliate thereof, which is the controlling stockholder of both Parent and the Purchaser. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”), at a price of $7.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

The Schedule TO, and all information set forth in the Offer to Purchase, to the extent incorporated by reference herein, is hereby amended and supplemented as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled on December 29, 2020, at 11:59 P.M., New York City time. The Depositary and Paying Agent has advised Parent and the Purchaser that, as of the Expiration Date, a total of 18,106,069 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 73.83% of the then issued and outstanding Shares of Goldfield. In addition, 1,260,410 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 5.14% of the then issued and outstanding Shares.

The number of Shares validly tendered into the Offer and not properly withdrawn (excluding Shares tendered pursuant to Notices of Guaranteed Delivery for which Shares were not yet delivered) satisfies the Minimum Condition. All Offer Conditions have been satisfied or waived and the Purchaser accepted for payment, and, on December 30, 2020, expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, the Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Goldfield. Accordingly, Parent and the Purchaser intend to effect the Merger of the Purchaser with and into Goldfield, with Goldfield surviving as a wholly owned subsidiary of Parent, as soon as practicable. Each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares held in the treasury of Goldfield or owned by any direct or indirect wholly owned subsidiary of Goldfield and Shares owned by Parent, the Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Goldfield who have properly exercised their appraisal rights under Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. As a consequence of the Merger, the Shares will no longer be listed on NYSE American and will be deregistered under the Exchange Act.

The press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(1)(K).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(K)	Joint Press Release issued by Parent and Goldfield on December 30, 2020.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FR UTILITY SERVICES MERGER SUB, INC.

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	President
Date:	December 30, 2020

FR UTILITY SERVICES, INC.

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	President
Date:	December 30, 2020

FIRST RESERVE FUND XIV, L.P.

By	First Reserve GP XIV, L.P.
Its:	General Partner
By	First Reserve GP XIV Limited
Its:	General Partner

By	/s/ Jeffrey K. Quake
Name:	Jeffrey K. Quake
Title:	Managing Director
Date:	December 30, 2020

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 1, 2020.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Goldfield and Parent on November 24, 2020 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Goldfield filed with the Securities and Exchange Commission on November 24, 2020).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on December 1, 2020.*

(a)(1)(H)	Press Release issued by Parent on December 1, 2020.*

(a)(1)(I)	Press Release issued by Parent on December 22, 2020, announcing waiver of the Inside Date Condition.*

(a)(1)(J)	Communication to Company stockholders from Parent sent on December 23, 2020, reminding Company stockholders of the Offer Expiration Time.*

(a)(1)(K)	Joint Press Release issued by Parent and Goldfield on December 30, 2020.

(b)(1)	Debt Commitment Letter, dated November 23, 2020, from Citizens Bank, N.A. and Sumitomo Mitsui Banking Corporation to Purchaser.*

(d)(1)	Agreement and Plan of Merger, dated as of November 23, 2020, by and among Goldfield, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Goldfield with the Securities and Exchange Commission on November 24, 2020).*

(d)(2)	Confidentiality Agreement, dated March 2, 2020, between Goldfield and First Reserve XIV Advisors, L.L.C.*

(d)(3)	Limited Guaranty, dated as of November 23, 2020, by First Reserve Fund XIV, L.P. in favor of Goldfield.*

(d)(4)	Equity Commitment Letter, dated November 23, 2020, from First Reserve Fund XIV, L.P. to Parent.*

(d)(5)	Exclusivity Agreement, dated November 11, 2020, among Goldfield and First Reserve XIV Advisors, L.L.C.*

(d)(6)	Tender and Support Agreement, dated November 23, 2020, by and among Parent, Purchaser and the stockholder party thereto (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Goldfield with the SEC on November 24, 2020).*

(g)	None.

(h)	None.

*	Previously filed.

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